SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                             ________________

                              SCHEDULE TO/A
         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 1)

                              SHONEY'S, INC.
                              --------------
                    (Name of Subject Company (Issuer))

                              SHONEY'S, INC.
                              --------------
                     (Name of Filing Person (Issuer))

                    LIQUID YIELD OPTION NOTES DUE 2004
                       (Zero Coupon - Subordinated)
           8-1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2002
           ---------------------------------------------------
                     (Title of Classes of Securities)

                               825039 AC 4
                               872623 AA 1
                               -----------
                 (CUSIP Number of Classes of Securities)

          V. Michael Payne                             Gary M. Brown
  Senior Vice President and Controller              Yopp & Sweeney, PLC
           SHONEY'S, INC.                          Bank of America Plaza
         1727 Elm Hill Pike                     414 Union Street, Suite 1100
     Nashville, Tennessee 37210                  Nashville, Tennessee 37219
           (615) 231-2332                              (615) 313-3325
           ----------------------------------------------------------
       (Name, Address and Telephone Numbers of Persons Authorized to
      Receive Notices and Communications on Behalf of Filing Persons)

                          CALCULATION OF FILING FEE
                          -------------------------
       TRANSACTION VALUATION(1)                AMOUNT OF FILING FEE(2)
            $ 80,000,000                               $ 16,000

(1) For purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, the market value of the Liquid Yield Option Notes Due 2004 (Zero Coupon - Subordinated) and the 8-1/4% Convertible Subordinated Debentures Due 2002 proposed to be acquired is based on the amount of cash to be paid for such securities.
(2) The entire filing fee previously was paid in connection with the filing of the Schedule TO on July 18, 2000.

[  ]    Check the box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.
             Amount Previously Paid:              Filing Party:
             Form or Registration No.:            Date Filed:
[  ]    Check the box if the filing relates solely to preliminary
        communications made before the commencement of a tender offer.
        Check the appropriate boxes below to designate any transactions to which the statement relates:
        [ ]     third-party tender offer subject to Rule 14d-1.
        [X]     issuer tender offer subject to Rule 13e-4.
        [X]     going-private transaction subject to Rule 13e-3.
        [ ]     amendment to Schedule 13D under Rule 13d-2.
        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



                           INTRODUCTORY STATEMENT


     This Amendment 1 to Issuer Tender Offer Statement on Schedule TO is being filed with the Securities and Exchange Commission by Shoney's, Inc., a Tennessee corporation (the "Company"), in connection with tender offers (each, a "Tender Offer" and, collectively, the "Tender Offers") by the Company for any and all of its Liquid Yield Option Notes Due 2004 (Zero Coupon - Subordinated) (the "LYONs") and any and all of its 8-1/4% Convertible Subordinated Debentures Due 2002 (the "Debentures"). Terms not otherwise defined herein have the meanings ascribed to them in the Purchase Offer and Consent Solicitation Statement dated July 18, 2000 (the "Purchase Offer") filed as Exhibit (a)(1) to Issuer Tender Offer Statement on
Schedule TO filed by the Company on July 18, 2000.

ITEM 12.        EXHIBITS.

Item 12 hereby is amended and supplemented to add the following:

(a)(12)         Advertisement of Shoney's, Inc.
(a)(13)         Letter to Holders, dated July 25, 2000.







                                SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      SHONEY'S, INC.


                                      By:     /s/ Richard D. Schafstall
                                              -------------------------
                                              Richard D. Schafstall
                                      Title:  Senior Vice President,
                                              Secretary and General Counsel
                                      Date:   July 25, 2000











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                            INDEX TO EXHIBITS

Exhibit No.     Description
-----------     -----------

(a)(1)          Purchase Offer and Consent Solicitation Statement dated July
                18, 2000.***

   (2)          Form of Letter of Transmittal and Consent (LYONs).***

   (3)          Form of Letter of Transmittal and Consent (Debentures).***

   (4)          Form of Notice of Guaranteed Delivery and Consent (LYONs).***

   (5)          Form of Notice of Guaranteed Delivery and Consent
                (Debentures).***

   (6) Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (LYONs).***

   (7) Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (Debentures).***

   (8)          Form of Letter to Clients (LYONs).***

   (9)          Form of Letter to Clients (Debentures).***

   (10) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.***

   (11)         Press Release, dated July 18, 2000.***

   (12)         Advertisement of Shoney's, Inc.

   (13)         Letter to Holders, dated July 25, 2000.

(b) Commitment Letter, dated June 29, 2000, by and between Shoney's, Inc. and FFCA Funding Corporation.***

(c)             None.

(d)(1) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and CIBC World Markets (relating to $15,250,000 principal amount at maturity of the LYONs).***

   (2) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and OTA L.P. (relating to $700,000 principal amount at maturity of the LYONs).*

   (3) Letter Agreement, dated June 27, 2000, by and among Shoney's, Inc., Courage Special Situations Fund, L.P. and V-One Opportunity Fund, LP (relating to $52,000,000 principal amount at maturity of the LYONs).*

   (4) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Special Value Bond Fund (relating to $20,000,000 principal amount at maturity of the LYONs).*

   (5) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Credit Research & Trading LLC (relating to $14,697,000 principal amount at maturity of the LYONs).*

   (6) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Lonestar Partners, L.P. (relating to $10,900,000 principal amount at maturity of the LYONS).*




                                    3


   (7) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Westgate International, L.P. (relating to $2,500,000 principal amount at maturity of the LYONs).*

   (8) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and The Liverpool Limited Partnership (relating to $2,500,000 principal amount at maturity of the LYONs).*

   (9) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Camden Asset Management (relating to $5,000,000 principal amount at maturity of the LYONs).*

   (10) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Special Value Bond Fund (relating to $6,418,000 principal amount of the Debentures).***

   (11) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Courage Special Situations Fund, L.P. (relating to $15,113,000 principal amount of the Debentures).**

   (12) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Evangelical Lutheran Church Board of Pensions (relating to $1,250,000 principal amount of the Debentures).**

   (13) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and One Group High Yield Bond Fund (relating to $1,750,000 principal amount of the Debentures).**

   (14) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Pacholder High Yield Fund, Inc. (relating to $1,955,000 principal amount of the Debentures).**

   (15) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Pacholder Value Opportunity Fund, L.P. (relating to $1,948,000 principal amount of the Debentures).**

   (16) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Lonestar Partners, LP (relating to $2,000,000 principal amount of the Debentures).**

   (17) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Westgate International, L.P. (relating to $3,500,000 principal amount of the Debentures).**

   (18) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and The Liverpool Limited Partnership (relating to $3,500,000 principal amount of the Debentures).**

   (19) Letter Agreement, dated July 7, 2000, by and between Shoney's, Inc. and Tom Lunn (relating to $150,000 principal amount of the Debentures).**

(e)             Not required by Schedule TO.

(f)             None.

(g)             None.



                                       4
(h)             None.

---------------------------

*       Document not filed because substantially identical to Exhibit (d)(1).
**      Document not filed because substantially identical to Exhibit(d)(10).
***     Previously filed.




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